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                              July 26, 2022

       Christopher M. Bouda
       Vice President and Chief Accounting Officer
       Danaher Corporation
       2200 Pennsylvania Avenue, N.W., Suite 800W
       Washington, DC 20037-1701

                                                        Re: Danaher Corporation
                                                            Form 10-K For the
fiscal year ended December 31, 2021
                                                            Response Dated July
12, 2022
                                                            File No. 001-08089

       Dear Mr. Bouda:

               We have reviewed your July 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment in our
       June 24, 2022 letter.

       Form 10-K For the fiscal year ended December 31, 2021

       Consolidated Financial Statements
       Note 8. Other Operating Expenses, page 86

   1. In response to prior comment 1, you set forth that you follow the guidance in ASC 230-
                                                        10-45-15(c) and
classify the principal portion of the payment to Quidel as a cash outflow from financing
activities. Please provide us a further analysis of ASC 230-10-45-15(c), together with the full
first sentence of ASC 230-10-45-17(a), the full paragraph of 45-
                                                        17(f), and any other
relevant provisions, to further address why your presentation is appropriate and why
cash outflows for operating activities is not the more appropriate classification. In this
regard, payments to settle lawsuits are cash outflows for operating activities and, by
analogy to ASC 230-10-45-17(a) long-term principal payments to settle lawsuits, or similarly
contract settlement expense, would also appear to be cash outflows
 Christopher M. Bouda
Danaher Corporation
July 26, 2022
Page 2
         for operating activities. Paragraph 45-15(c) referenced in your response refers to property, plant, and equipment or other productive assets, and makes no references to costs or expenses. Please also provide us a copy of the Master Agreements so that we can better understand the payments that are to be made.
        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have any questions.



FirstName LastNameChristopher M. Bouda                       Sincerely,
Comapany NameDanaher Corporation
                                                             Division of
Corporation Finance
July 26, 2022 Page 2                                         Office of Life
Sciences
FirstName LastName